

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

William N. Johnston
Chief Financial Officer
Tuscan Gardens Senior Living Communities, Inc.
99 South New York Ave.
Winter Park, Florida 32789

> **Re: Tuscan Gardens Senior Living Communities, Inc.**
> **Post Qualification Amendment on Form 1-A**
> **Response dated August 30, 2021**
> **File No. 024-10945**

Dear Mr. Johnston:

     We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Correspondence filed August 30, 2021

Description of Business, page 34

1.   We note your response to prior comment 1 of our letter dated April 30, 2021. We continue to believe that you should revise the organizational chart to be a clearer image and legible. Please also update the chart for the December 2020 transaction and ownership of the Tuscan Communities, including clarifying that you do not control the Holdcos.

Principal Shareholders, page 55

2.   We note your response to prior comment 2 of our letter dated April 30, 2021. We continue to believe that you should revise to identify the natural persons with voting and dispositive power over the common shares, and identify the "various" holders of the non-voting preferred.

General

3. We have considered your response to our prior comment. In addition to the revisions to your financial reporting proposed in your response, please revise your disclosure as follows:
    - Expand your disclosure to include a discussion of the reasons why financial statements of the Holdcos are included in your filings. Your revised disclosure should clearly state that Tuscan Gardens Senior Living Communities, Inc. does not control nor consolidate the Holdcos.
    - Revise your disclosure to include a clear explanation of how and when cash flows from the senior living communities owned by the Holdcos will be distributed to Tuscan Gardens Senior Living Communities, Inc.

4. We note your response to prior comment 3 of our letter dated April 30, 2021. We continue to believe that you should revise Management's Discussion and Analysis, Description of Business, and where appropriate to update the impact of the December 2020 agreement with Tuscan Gardens Intermediate Fund and the status of operations of your facilities. In this regard,
    - It is unclear why you state "yet to commence operations" or "still in lease-up" when it appears based on your website and disclosure that each of the Tuscan Communities has been in operation for several years;
    - With respect to the transaction with Tuscan Gardens Intermediate Fund, revise to clarify any specific assets and total percentage ownership interest acquired as well as the extent and nature of the fund's operations, including revenues, expenses and asset makeup (e.g. real property, loans secured by real property, etc);
    - Quantify the total debt the Tuscan Communities are responsible for and clarify whether you have any obligations with respect to that debt as a result of the December 2020 transaction; and
    - Clarify the current interest and other terms and repayment status of the loans and "financing arrangements" associated with the Revenue Bonds identified on pages 37 and 38, including the "certain financing arrangements" for Venetia Bay that are in default.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Dr. Laurence J. Pino, Esq